Exhibit (8)

Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 3.875% Notes due May 6, 2051

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		0
Fiscal and Paying Agent fees and expenses		0
Listing fees		2,531.84	(1)
Printing Expenses		3,555.59	(2)
Total	US$	6,087.43

(1)	Invoiced amount was €2,300.00. Converted at $1.1008/€1, the Bank of Italy’s exchange rate prevailing on March 18, 2022.

(2)	Invoiced amount was €3,230.00. Converted at $1.1008/€1, the Bank of Italy’s exchange rate prevailing on March 18, 2022.